Filed pursuant to Rule 433.  Registration Statement Nos. 333-162219 and 333-162219-01

News Release

RBS PLC LAUNCHES THE RBS US LARGE CAP
ALTERNATOR EXCHANGE TRADED NOTESTM

Stamford, CT, September 6, 2012

RBS Securities Inc. (RBSSI) today announced the launch of the eighth exchange traded product in its growing suite of Exchange Traded Notes (ETNs). The RBS US Large Cap Alternator Exchange Traded NotesTM will be issued by The Royal Bank of Scotland plc (RBS) and will be listed on NYSE Arca, Inc. under the ticker “ALTL.”

The RBS US Large Cap Alternator Exchange Traded NotesTM (NYSE Arca: ALTL) are designed for investors who seek exposure to the RBS US Large Cap Alternator IndexTM (USD) (the “Index”), an index that utilizes a relative strength strategy to provide exposure to either the S&P 500® Total Return Index, the S&P 500® Low Volatility Total Return Index or the S&P 500® Equal Weight Total Return Index, depending on the relative performance of the three underlying indices based on their average historical returns.

Payment on the ETNs is linked to the performance of the Index, less an investor fee that is deducted at an annualized rate of 1.00%. Investors have the right to require RBS to repurchase the ETNs on a daily basis, subject to a minimum repurchase requirement.  RBS, at its sole discretion, may also redeem the ETNs at any time prior to maturity.

“Investing in today’s volatile markets is challenging. The RBS US Large Cap Alternator Exchange Traded NoteTM uses a dynamic strategy to offer a straightforward solution to investing in today’s markets by using a relative strength strategy designed to provide constant large cap equity exposure by alternating between three well-known S&P Indices,” said Thomas Haines, Head of North American Custom Indices and Listed Products.

The final pricing supplement can be found on the SEC website at:

http://www.sec.gov/Archives/edgar/data/729153/000095010312004461/dp32531_424b5-etn.htm

-Ends-

News Release

Ed Canaday Public Relations Manager Telephone: + 1 203.897.1425 Mobile: + 1 203.595.1349 Email: ed.canaday@rbs.com

RBS Markets & International Banking (M&IB)

RBS Markets & International Banking (M&IB) is a leading banking partner to major corporations, financial institutions, government and public sector clients around the world. M&IB provides an extensive range of products and services in debt financing, global markets, risk management, investor products, financial advisory and transaction services. The division focuses on long-term client relationships and excellence in product execution underpinned by global insight, local knowledge and a prudent and sustainable banking model to meet the evolving market and regulatory backdrop. Committed to serving clients' needs internationally, M&IB has on-the-ground operations in 38 countries.

The Royal Bank of Scotland Group (RBS)

The RBS Group is a large international banking and financial services company. Headquartered in Edinburgh, the Group operates in the United Kingdom, Europe, the Middle East, the Americas and Asia, serving over 30 million customers worldwide. The Group provides a wide range of products and services to personal, commercial and large corporate and institutional customers through its two principal subsidiaries, The Royal Bank of Scotland and NatWest, as well as through a number of other well-known brands including Citizens, Charter One, Ulster Bank, Coutts, Direct Line.

The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of ETNs to which this communication relates. Before you invest in any ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-3877 (toll-free).

The RBS US Large Cap Alternator IndexTM (USD) is the property of RBS plc (the “Index Sponsor”), which has contracted with S&P Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) to maintain and calculate the Index. The S&P 500® Index, S&P 500 Low Volatility Index® and S&P 500® Equal Weight Index™ (including the total return versions) are the exclusive property of S&P Dow Jones Indices and have been licensed for use by the Index Sponsor in connection with the Index. S&P Dow Jones Indices, its affiliates and their third party licensors shall have no liability for any errors or omissions in calculating the Index. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed to S&P Dow Jones Indices. S&P®, S&P 500®, S&P 500 Low Volatility Index®, S&P 500® Equal Weight Index™ and S&P 500® EWI™ are trademarks of SPFS and together with the “Calculated by S&P Dow Jones Indices Custom” and its related stylized mark(s) have been licensed for use by the Index Sponsor.

RBS conducts its U.S. securities business through RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA (http://www.finra.org) and SIPC (http://www.sipc.org), and an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc. RBS is the marketing name for the securities business of RBS Securities Inc. Copyright © 2012 RBS Securities Inc. All rights reserved.